UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

 (Title of Class of Securities)

292052107
(CUSIP Number)

Daniel S. Sternberg, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 6 are hereby amended and supplemented to add the following:

Item 4.  Purpose of Transaction

On August 20, 2010, the New York State Racing and Wagering Board provided Mr. Lim with his “valid receipt” which serves as the initial approval allowing him to participate in racing in New York.  The Racing and Wagering Board further advised Mr. Lim and Kien Huat that it had no objection to the release of the shares of Common Stock held pursuant to the Custody Agreement.  This completed the approvals needed from the Gaming/Racing Authorities necessary for the release of the shares.  Accordingly, Kien Huat on that day terminated the Custody Agreement in accordance with its terms and all the shares of Common Stock beneficially owned by the Reporting Persons, as previously disclosed in the Schedule 13D and the Forms 4 filed by the Reporting Persons, were released and all such shares are now held directly by Kien Huat with full authority to vote such shares.

Item 6.                      Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, on August 20, 2010, the Custody Agreement was terminated in accordance with its terms.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2010

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director
/s/ Lim Kok Thay by Gerard Lim Lim Kok Thay